

NOTICE
2003 YEAR END RESULTS AND RESERVES

Toronto, January 20, 2004 - GOLDCORP INC. (NYSE: GG; TSX: G) is pleased to announce that the Company will be releasing its 2003 year end financial and operating results, and its year end reserve and resource estimate during the evening of Tuesday, February 17, 2004.

An analyst meeting will be webcast live (audio only) at:
http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker
=GG&script=1020&item_id=ew,840110,1,80347,331171,377825,1&layout=6 on **Wednesday, February 18, 2004 at 8:30 a.m. (EST)**.   The press release will be posted on our website located at **www.goldcorp.com**.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: Corporate Office:

Chris Bradbrook   145 King Street West
Vice President, Corporate Development   Suite 2700
Telephone: (416)865-0326   Toronto, Ontario
Fax: (416)361-5741   M5H 1J8
e-mail: info@goldcorp.com
website: www.goldcorp.com